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September 30, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mara L. Ransom, Danilo Castelli, Lilyanna Peyser, Melissa Blume, Jennifer Thompson

Re:                             Camping World Holdings, Inc.

                                                Amendment No. 5 to Registration Statement on Form S-1

                                                Filed September 26, 2016

                                                File No. 333-211977

Ladies and Gentlemen:

On behalf of our client, Camping World Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are responding to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) to Marcus Lemonis, the Company’s Chief Executive Officer, dated September 29, 2016 with respect to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”).  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s response.  Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

Dilution, page 74

1.                                      Please refer to your disclosure on page 76 that a $1.00 increase or decrease in the assumed initial public offering price of $22.00 per share would increase or decrease the dilution per share to new investors by approximately $0.13.  Please provide us with your calculation supporting this change in dilution per share of $0.13.

Response: The Company respectfully advises the Staff that a $1.00 increase or decrease in the assumed initial public offering price of $22.00 per share would increase or decrease the pro forma net tangible book value per share after this offering by approximately $0.13, and dilution in pro forma net tangible book value (deficit) per share to new investors by approximately $0.87.  This updated disclosure is supplementally provided herewith to facilitate the Staff’s review process. The Company intends to file a pre-effective amendment to the Registration Statement that will also include such revised disclosure on page 76. The Company has further provided the Staff the calculation supporting the change in dilution per share to new investors of $0.87 below ($ in thousands):

$1 increase/ decrease at 11,363,636 shares	$11,363,636
Less underwriting fees of 6.5%	(738,636)
$10,625,000

Shares of Class A common stock to be outstanding immediately after the offering and Assumed Redemption	83,263,266
Incremental pro forma net tangible book value per share	$0.13

Additional investment per share	1.00
Less: Incremental pro forma net tangible book value per share	(0.13)
Dilution per share to new Class A common stock investors	$0.87

Unaudited Pro Forma Consolidated Financial Information

Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2016, page 85

2.                                      We note your response to comment 7 and the revisions to footnote (5) related to the non-controlling interest reflected in the column labeled “Transaction Adjustments.”  We note that prior to the offering you will own 7,063,716 common units of CWGS, LLC and CWGS, LLC will have total outstanding common units of 71,899,630; therefore, your ownership interest prior to the offering appears to be 9.8% and the non-controlling interest appears to be 90.2%.  Please explain to us, and revise your disclosure to explain to your investors, why you are reflecting an economic interest in CWGS, LLC of 8.5% and a non-controlling interest of 91.5%.  Also apply this comment to your calculation of net income attributable to non-controlling interests reflected in the column labeled “Transaction Adjustments” within your pro forma statements of income and as addressed in your response to comment 11.

Response:  The Company respectfully advises the Staff that prior to the offering the Company’s economic interest and non-controlling interest in CWGS, LLC after giving effect to the Former Equity Owners’ exchange of 7,063,716 common units for 7,063,716 shares of Class A common stock will be 9.8% and 90.2%, respectively.  In response to the Staff’s comment, the Company has supplementally provided herewith the revised disclosure to facilitate the Staff’s review process. The Company intends to file a pre-effective amendment to the Registration Statement that will also include such revised disclosure on page 87.

Unaudited Pro Forma Consolidated Statement of Income for the Six Months Ended June 30, 2016, page 90

3.                                      We note your response to the second bullet point of comment 13 concerning the amount of “net income available to Class A common shareholders — diluted.”  Please revise pro forma footnote 6(c) to clarify to your readers that you have tax effected the entire amount of income before taxes, similar to the information contained in your response, as we believe this is useful information for understanding how the amount of net income available to Class A common shareholders — diluted was derived.

Response: In response to the Staff’s comment, the Company has supplementally provided herewith the revised disclosure to facilitate the Staff’s review process. The Company intends to file a pre-effective amendment to the Registration Statement that will also include such revised disclosure on page 95.

4.                                      We note that your calculation of pro forma basic and diluted earnings per share (EPS) includes in the denominator all shares of Class A common stock sold in this offering.  Please note that the denominator in computing pro forma EPS should include only those common shares whose proceeds are being reflected in pro forma adjustments in the income statement, including those shares whose proceeds are being used to repay debt.  Common shares whose proceeds will be used for general corporate purposes should not be used in computing pro forma EPS in accordance with Article 11 of Regulation S-X.  Please revise your pro forma EPS calculation accordingly.  Furthermore, please note that we will not object if you continue to present your current EPS data reflecting the issuance of all shares as an additional EPS calculation, provided it is labeled appropriately.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to update its disclosure in the Registration Statement to present “pro forma” net income per share data accordingly.  In addition, the Company intends to supplementally include in the Registration Statement “pro forma as adjusted” net income per share data reflecting the total number of shares of Class A common stock outstanding after giving effect to the offering.  This updated disclosure is supplementally provided herewith to facilitate the Staff’s review process. The Company intends to file a pre-effective amendment to the Registration Statement that will also include such revised disclosure on pages 20, 90 and 91.

We hope the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:                                (via email)

Marcus Lemonis, Chief Executive Officer, Camping World Holdings, Inc.

Brent Moody, Chief Operating and Legal Officer, Camping World Holdings, Inc.

Thomas Wolfe, Chief Financial Officer, Camping World Holdings, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Alexander D. Lynch, Esq., Weil, Gotshal & Manges LLP

Faiza N. Rahman, Esq., Weil, Gotshal & Manges LLP